Kingtone Wirelessinfo Solution Holding Ltd Reports
Third Fiscal Quarter 2010 Unaudited Financial Results
3QFY10 Revenue Up 31.5% to $3.6 Million  from the Prior Year Period
3QFY10 Gross Profits Up 73.0% to $3.0 Million  from the Prior Year Period
3QFY10 Basic and Diluted Earnings per share of $0.17

Xi’an, China, August 3, 2010 — Kingtone Wirelessinfo Solution Holding Ltd (NASDAQ: KONE) (“Kingtone”,  or the “Company”), a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations, today announced unaudited financial results for the third quarter of fiscal year 2010. The financial statements and other financial information included in this press release are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Third Quarter Financial Highlights

•	Revenue increased 31.5% to $3.61 million from $2.74 million in the prior year period.

•	Gross profit increased 73.0% to $3.02 million from $1.74 million in the prior year period.

•	Gross margin increased to 83.6% from 63.6% in the prior year period.

•	Net income increased 59.7% to $2.02 million from $1.27 million in the prior year period.

•	Basic and diluted earnings per share were $0.17 as compared to $0.13 in the prior year period.

Year-to-Date Financial Highlights

•	Revenue increased 25.3% to $9.18 million from $7.32 million in the prior year period.

•	Gross profit increased 48.0% to $7.52 million from $5.08 million in the prior year period.

•	Gross margin increased to 81.9% from 69.4% in the prior year period.

•	Net income increased 46.6% to $5.11 million from $3.49 million in the prior year period.

•	Basic and diluted earnings per share were $0.48 as compared to $0.35 in the prior year period.

“The trends reflected in our third quarter results are in line with our strategic shift towards greater emphasis on  software solutions as well as our efforts to diversify into new verticals and expand business geographically.  Revenues for the quarter in the software solutions business almost tripled from a year ago while its higher margins helped our bottom line grow 59.7% despite a substantial reduction in wireless systems solutions revenues,” said Mr. Peng Zhang, Chief Executive Officer. “We are particularly satisfied with our development and implementation in non-Mobile Police solutions such as solutions for Mobile Environmental Protection, Mobile News Media, Mobile Insurance and Mobile City Administration. This, coupled with a growing geographical footprint, positions us well for further growth.”

Mr. Zhang concluded: “With net income for the nine months up 46.6% on a 25.3% increase in total revenues, we believe our strategic shift is paying off and we look confidently to the future and our ability to further increase shareholder value.”

Third Quarter Financial Performance

Results of Operations - Three months ended June 30, 2010 compared to three months ended June 30, 2009.

Net Revenues. Third quarter of fiscal year 2010 revenue increased by 31.5% to $3.61 million from $2.74 million in the comparable period of fiscal 2009. Revenue from software solutions increased by 182.0% to $3.0 million in the third quarter of fiscal year 2010 compared to $1.06 million in the third quarter of fiscal year 2009, mainly due to the recently completed software solutions in Mobile Environmental Protection, Mobile News Media, Mobile Insurance and Mobile City Administration. Revenue from wireless system solutions decreased by 63.8% to $0.61 million in the third quarter of fiscal year 2010 compared to $1.68 million in the prior year period, when the Company recognized approximately $1.15 million in revenue from two related party transactions in the prior year period. There were no related party transactions in the third fiscal quarter this year.

Gross Profit and Gross Margin. For the third quarter of fiscal year 2010, gross profit increased by 73.0 % to $3.02 million from $1.74 million in the prior year period. Gross margin for the third quarter of fiscal year 2010 was 83.6% compared to 63.6% in the third quarter of fiscal year 2009. Gross profit from software solutions increased by 176.4% to $2.76 million from $1.00 million and gross margin decreased to 91.8% from 93.7% in the prior year period. Gross profit from wireless system solution decreased by 65.1% to $0.26 million from $0.75 million and gross margin decreased to 42.9% from 44.5% in the prior year period.  The increase in total gross margin was mainly due to the increased gross profit from software solutions compared  to the prior year period.

Operating Expenses. Total operating expenses for the third quarter of fiscal year 2010 were $0.55 million, compared to $0.23 million in the prior year period, representing  an increase of 138.7%.

Selling and marketing expenses increased by 4.8% to $0.09 million in the third quarter of fiscal year 2010 from $0.08 million for the same period in the prior year, and represented 2.4% and 3.1% of revenues for the third quarter of fiscal year 2010 and 2009, respectively. The Company expects its selling and marketing expenses to increase in the future reporting periods as it increases its business development efforts, hires more sales personnel and initiates additional marketing programs to further build its brand.

General and administrative expenses were approximately $0.42 million in the third quarter of fiscal year 2010, an increase of 288.8% from $0.11 million as compared to the same period in the prior year, and represented 11.5% and 3.9% of revenues for the third quarter of fiscal year 2010 and 2009, respectively. The main reason for the increase is  a $0.19 million share-based compensation expense in the third quarter of fiscal year 2010. The Company expects its general and administrative expenses to increase further in the near future as it incurs costs to comply with the requirements imposed on it as a public company in the U.S., to conduct investor relations activities and to motivate management and employees by granting additional equity awards under its 2010 incentive plan.

Research and development expenses were approximately $0.05 million in the third quarter of fiscal year 2010, an increase of 15.4% from $0.04 million as compared to the same period in the prior year, and represented 1.2% and 1.4% of revenues for the third quarter of fiscal year 2010 and 2009, respectively. The Company expects its research and development expenses to increase both in dollar amount and as a percentage of revenues as it  hires more engineers, upgrades its middleware platform and develops new software applications.

Income from Operations. Income from operations  increased by 63.0% to $2.47 million in the third quarter of fiscal year 2010 from $1.51 million in the comparable period of fiscal 2009, primarily due to  increased sales of its higher-margin software solutions. Operating margins for the third quarter of fiscal year 2010 and 2009 were 68.4% and 55.2%, respectively.

Net Income. Net income was $2.02 million in the third quarter of fiscal year 2010, compared to $1.27 million in the prior year’s third quarter, an increase of 59.7%. Net income as a percentage of total net revenues was 56.0% and 46.2% for the third quarter of fiscal year 2010 and 2009, respectively. Basic and diluted earnings per share was $0.17 in the third quarter of fiscal year 2010, compared to $0.13 in the prior year period. The number of weighted average common shares outstanding for the three months ended June 30, 2010 was 12.09 million,  compared to 10 million a year ago.

Year-to-Date Financial Performance

Results of Operations - Nine months ended June 30, 2010 compared to nine months ended June 30, 2009.

Net Revenues. For the nine months ended June 30, 2010, total net revenues increased by 25.3% to $9.18 million from $7.32 million in the comparable period of fiscal 2009. Revenue from software solutions increased by 114.5% to $7.18 million for the nine months ended June 30, 2010 compared to $3.35 million for the same period prior year, mainly due to increased projects in new mobile applications.  Revenue from wireless system solution decreased by 49.8% to $2.0 million for the nine months ended June 30, 2010 compared to $3.98 million in the prior year period, as the Company shifted its focus to  software applications in an effort to maintain sustainable profit margin.

Gross Profit and Gross Margin. For the nine months ended June 30, 2010, gross profit increased by 48.0 % to $7.52 million from $5.08 million in the prior year period. Gross margin for the nine months ended June 30, 2010 was 81.9%, compared to 69.4% for the same period in the period year. Gross profit from software solutions increased by 123.2% to $6.69 million from $3.00 million and gross margin increased to 93.2% from 89.6% in the prior year period. Gross profit from wireless system solution decreased by 60.2% to $0.83 million from $2.08 million with gross margin decreasing  to 41.5% to from 52.4% in the prior year period.

Operating Expenses. Total operating expenses for the nine months ended June 30, 2010 were $1.27 million, comparing to $0.73 million in the prior year period, representing an increase of 74.6%.

Selling and marketing expenses decreased by 1.5% to $0.255 million for the nine months ended June 30, 2010 from $0.259 million for the same period prior year, and represented 2.8% and 3.5% of  revenues for the nine months ended June 30, 2010 and 2009, respectively. As mentioned above, the Company expects its selling and marketing expenses to increase in the near future.

General and administrative expenses were approximately $0.88 million for the nine months ended June 30, 2010, an increase of 142.6% from $0.36 million compared  to the same period prior year, and represented 9.6% and 5.0% of revenues for the nine months ended June 30, 2010 and 2009, respectively. As mentioned above, the Company expects its general and administrative expenses to increase further in the near future.

Research and development expenses were approximately $0.13 million for the nine months ended June 30, 2010, an increase of 26.0% from $0.10 million comparing to the same period prior year, and represented 1.4% and 1.4% of revenues for the nine months ended June 30, 2010 and 2009, respectively. As mentioned above, the Company expects its research and development expenses will increase both in dollar amount and as a percentage of revenues.

Income from Operations. Income from operations increased by 43.5% to $6.25 million for the nine months ended June 30, 2010 from $4.35 million in the comparable period of fiscal 2009, primarily due to the growth in net revenues. Operating margin for the nine months ended June 30, 2010 and 2009 were 68.1% and 59.4%, respectively.

Net Income. Net income was $5.11 million for the nine months ended June 30, 2010, compared to $3.49 million in the prior year, an increase of 46.6%. Net income as of total net revenues was 55.7% and 47.6% for the nine months ended June 30, 2010 and 2009, respectively. Basic and diluted earnings per share was $0.48 for the nine months ended June 30, 2010, compared to $0.35 for the same period prior year. The number of weighted average common shares outstanding for the nine months ended June 30, 2010 was 10.69 million,  compared to 10 million a year ago.

Liquidity and Capital Resources.

Cash and Cash Equivalents. As of June 30, 2010, the Company had cash and cash equivalents of $16.0 million, compared to $0.34 million as of November 30, 2009, the Company’s last fiscal year end. Cash flows provided by operating activities for the nine months ended June 30, 2010 were approximately $1.17 million, compared to approximately $2.86 million in the prior year period. Depreciation and amortization expenses were $0.10 million for the nine months ended June 30, 2010 and 2009, respectively. Cash flows provided by financing activities were approximately $14.49 million for the nine months ended June 30, 2010, compared to $1.25 million cash flows used in financing activities a year ago.

Financial Outlook

With the recent business shift to software solutions from wireless system solutions, the Company  reaffirms its previously announced guidance of  net income  which is expected to be in the range of $7.6 million and $8.1 million for fiscal year 2010, compared to $5.3 million for fiscal year of 2009.

Conference Call

The Company will host a conference call to discuss its third quarter of fiscal year 2010 financial results at 9a.m. EDT on Tuesday, August 3, 2010. Mr. Tao Li, Chairman, Mr. Peng Zhang, Chief Executive Officer and Ms. Ying Yang, Chief Financial Officer, will be on the call.

To participate in the conference call, please dial any of the following numbers:

USA Toll Free: (877) 407-9205
International: (201) 689-8054

Conference ID #: 354704

A replay of the call will be available until 11:59 PM EDT on August 4, 2010.

To access the replay, please dial any of the following numbers:

USA Toll Free: (877)-660-6853
International: (201) 612-7415

Replay Passcodes (both required for playback):
Account #: 286
Conference ID #: 354704

The conference call will be webcast live by Vcall and can be accessed http://www.InvestorCalendar.com .

About Kingtone Wirelessinfo Solution Holding Ltd

Kingtone Wirelessinfo Solution Holding Ltd (Nasdaq: KONE) is a leading China-based software and solutions developer focused on wirelessly enabling businesses and government agencies to more efficiently manage their operations. The Company's products, known as mobile enterprise solutions, extend a company's or enterprise's information technology systems to include mobile participants. The Company develops and implements mobile enterprise solutions for customers in a broad variety of sectors and industries, to improve efficiencies by enabling information management in wireless environments. At the core of its many diverse packaged solutions is proprietary middleware that enables wireless interactivity across many protocols, devices and platforms.

For more information, please visit Kingtone’s website at www.kingtoneinfo.com.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends”, “future” and “guidance” or similar expressions. These forward-looking statements speak only as of the date of this press release and are subject to change at any time. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus, dated May 14, 2010, filed with the Securities and Exchange Commission, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contact Information

Kingtone WirelessInfo Solution Holding Ltd
Ms. Ying Yang, Chief Financial Officer
Tel: +1-626-623-2575 (US)
        +86-134-6895-0909 (China)
Email: yangying@kingtoneinfo.com

Christensen
Tip Fleming
Tel:   +852-9212-0684
Email: tfleming@christensenir.com

Yuanyuan Chen
Tel: +86-10-5971-2001
Email:  ychen@christensenir.com

Kathy Li
Tel:   +1-480-614-3036
Email: kli@christensenir.com

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED AND COMBINED BALANCE SHEETS
(Express in thousands of U.S. Dollars, except shares and per share data)

	As of June 30,	As of November 30,
	2010	2009
	(Unaudited)	(Consolidated and
	(Consolidated)	combined)
	(see Note b below)	(see Note a below)
ASSETS
Current assets
Cash and cash equivalents	$15,989	$344
Accounts receivable, net of allowance	6,179	2,353
Advance to suppliers	491	-
Unbilled revenue	-	178
Due from related companies	4	-
Inventories, net	188	127
Other receivables	466	1,012
Total Current Assets	23,317	4,014
Non-current assets
Property and Equipment, net	1,660	1,693
Deposit to purchase building	12,252	12,200
Total Assets	$37,229	$17,907

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities
Accounts payable	$727	$1,409
Advances from customers	192	1,398
Other payables and accruals	1,287	559
Taxes payable	1,300	601
Short-term loan	3,452	3,437
Deferred income	72	-
Due to shareholders	-	200
Dividend payable	1,182	1,177
Total Current Liabilities	8,212	8,781

Commitments and contingencies

Stockholders' equity
Common stock ($.001 par value, 100,000,000 shares authorized,	$14	$10
and 14,000,000 shares issued and outstanding) (note e)
Paid in capital	-	6,897
Additional paid in capital	21,806	216
Appropriated retained earnings	843	231
Unappropriated retained earnings	5,156	657
Accumulated other comprehensive income	1,198	1,115
Total Stockholders' Equity	29,017	9,126

Total liabilities and stockholders' Equity	$37,229	$17,907

( Note a - Represents the balance sheets as of November 30, 2009 of the Company and its wholly owned subsidiaries on a consolidated basis which are combined with the balance sheet as of September 30, 2009 of the Company's affiliate, Kingtone Information)

( Note b - Represents the balance sheets as of June 30, 2010 of the Company, its wholly owned subsidiaries and its Variable Interest Entity (“VIE”), Kingtone Information, on a consolidated basis)
( Noet e - Includes 10,000,000 common shares and 4,000,000 ADS. Each ADS represents one ordinary shares, par value $0.001 per share)

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
	(see Note d below)	(see Note c below)
Revenues
Software solution	$3,001	$1,064
Wireless system solution	607	1,679
- Related party	-	1,148
-Third Party	607	531
Total revenues	3,608	2,743
Cost of sales
Software solution	245	67
Wireless system solution	346	932
Total cost of sales	591	999
Gross profit	3,017	1,744

Operating expenses
Selling and marketing expenses	88	84
General and administrative expenses	416	107
Research and development expenses	45	39
	549	230
Income from operations	2,468	1,514

Other income(expense)
Interest expense	(69)	(88)
Other income	16	64
	(53)	(24)
Income before income tax expenses	2,415	1,490
Income tax expenses	393	224
Net income	$2,022	$1,266
Other comprehensive income
Foreign currency translation gain	70	13
Comprehensive income	$2,092	$1,279

Earnings per common share:
Basic and Diluted	$0.17	$0.13

Weighted average number of common shares outstanding
Basic and Diluted (note f)	12,088,889	10,000,000

( Note c - Represents solely the statements of income and comprehensive income of Kingtone Information.)
( Note d - Represents the statements of income and comprehensive income of the Company, its wholly owned subsidiaries and its VIE, Kingtone Information, on a consolidated basis.)
( Note f - No dilutive effect from options issued as the exercise price of these options was higher than the average market price during the period)

KINGTONG WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
	(see Note d below)	(see Note c below)
Revenues
Software	$7,177	$3,346
Wireless system solution	1,998	3,978
- Related party	-	1,148
-Third Party	1,998	2,830
Total revenues	9,175	7,324
Cost of sales
Software	490	350
Wireless system solution	1,169	1,894
Total cost of sales	1,659	2,244
Gross profit	7,516	5,080

Operating expenses
Selling and marketing expenses	255	259
General and administrative expenses	883	364
Research and development expenses	131	104
	1,269	727
Income from operations	6,247	4,353

Other expense
Subsidy income	44	29
Interest expense	(209)	(329)
Other expense	5	64
	(160)	(236)
Income before income tax expenses	6,087	4,117
Income tax expenses	975	630
Net income	$5,112	$3,487
Other comprehensive income
Foreign currency translation gain	81	26
Comprehensive income	$5,193	$3,513

Earnings per common share:
Basic and Diluted	$0.48	$0.35

Weighted average number of common shares outstanding
Basic and Diluted (note f)	10,691,176	10,000,000

( Note c - Represents solely the statements of income and comprehensive income of Kingtone Information.)
( Note d - Represents the statements of income and comprehensive income of the Company, its wholly owned subsidiaries and its VIE, Kingtone Information, on a consolidated basis.)
( Note f - No dilutive effect from options issued as the exercise price of these options was higher than the average market price during the period)

KINGTONE WIRELESSINFO SOLUTION HOLDING LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Express in thousands of U.S. Dollars, except shares and per share data)

	For the nine months ended June 30,
	2010	2009
	(Unaudited)	(Unaudited)
Cash flows from operating activities	(see Note d below)	(see Note c below)
Net income	$5,112	$3,487
Adjustments to reconcile net income to net cash (used in)/provide by operating activities
Depreciation and amortization	98	103
Provision for doubtful debts	-	9
Share-based compensation expense	185

Changes in operating assets and liabilities
Accounts receivable	(3,801)	(922)
Unbilled revenue	177	-
Other receivables, net	(142)	(143)
Advance to suppliers	201	116
Inventories	(60)	(115)
Accrued payroll	9	0
Tax payable	867	644
Accounts payable	(685)	556
Advance from customers	(1,207)	(886)
Other payable	492	64
Deferred Income	72	(50)
Net cash provided by operating activities	1,316	2,863

Cash flows from investing activities
Purchases of vehicles and office equipment	(58)	(21)
Prepayment to purchase building		(1,584)
Net cash used in investing activities	(58)	(1,604)

Cash flows from financing activities
Short-term borrowing (Repayment of short-term loan)	-	(73)
Decrease in amounts due from related-party companies	(4)	(1,472)
(Decrease)/Increase in amounts due to shareholders	(200)	294
Proceeds from issuance of shares	14,522	-
Net cash provided by/(used in)financing activities	14,318	(1,251)

Effect of exchange rate changes on cash	69	1

Net increase in cash and cash equivalents	15,645	9
Cash and cash equivalents at beginning of year	344	9
Cash and cash equivalents at end of year	$15,989	$18

Supplemental disclosure of cash flow information
Interest paid	$209	$328
Income taxes paid	$92	$175

( Note c - Represents solely the statements of cash flows of Kingtone Information.)
( Note d - Represents the statements of cash flows of the Company, its wholly owned subsidiaries and its VIE, Kingtone Information, on a consolidated basis.)